THE UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Onconova Therapeutics, INC.
(Name of Issuer)
Common STOCK, $0.01 par value PER SHARE
(Title of Class of Securities)
68232V306
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68232V306
(1) Names of Reporting Persons.
Tyndall Capital Partners, L.P.
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	842,314*
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	842,314*
	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	842,314*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11) Percent of Class Represented by Amount in Row (9):	14.8%*
(12) Type of Reporting Person (See Instructions): PN

*Based on 5,674,220 shares of common stock, par value $0.01 per share (the "Shares" or "Common Stock"), of Onconova Therapeutics, Inc. (the "Company"), outstanding as of November 1, 2018, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2018. As of December 31, 2018, Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), held 816,272 Shares and warrants to purchase up to 26,042 Shares. Tyndall Capital Partners, L.P. is the general partner of Tyndall, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall. Excludes shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") of the Company (convertible into 73,334 Shares) issuable upon exercise of a warrant (the "Series A Warrant") to purchase such shares of Series A Preferred Stock of the Company and subsequent conversion of such Series A Preferred Stock into Shares. Excludes shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") of the Company (convertible into 676,471 Shares) issuable upon exercise of a warrant (the "Series B Warrant") to purchase such shares of Series B Preferred Stock of the Company and subsequent conversion of such Series B Preferred Stock into Shares.

Each of the Series A Warrant and Series B Warrant provide, in part, that the Company shall not effect any conversion of the Preferred Stock and a holder shall not have the right to convert any portion of the Preferred Stock, to the extent that, after giving effect to the conversion, such holder would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Preferred Stock held by the applicable holder (the Beneficial Ownership Limitation"). A warrant holder, upon notice to the Company, may increase or decrease the Beneficial Ownership applicable to its Preferred Stock provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Preferred Stock held by the holder.

Item 1(a). Name Of Issuer:
Onconova Therapeutics, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
375 Pheasant Run Newtown, PA 18940
Item 2(a). Name of Person Filing:
Tyndall Capital Partners, L.P.
Item 2(b). Address of Principal Business Office or, if None, Residence:
150 East 58th Street, 14th Floor New York, New York 10155
Item 2(c). Citizenship:
State of Delaware
Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value per share
Item 2(e). CUSIP No.:
68232V306
Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership
(a) Amount Beneficially Owned:	842,314*
(b) Percent of Class:	14.8%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	842,314*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	842,314*
(iv) Shared power to dispose or to direct the disposition of:	0

_______________________

*Based on 5,674,220 shares of common stock, par value $0.01 per share (the "Shares" or "Common Stock"), of Onconova Therapeutics, Inc. (the "Company"), outstanding as of November 1, 2018, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2018. As of December 31, 2018, Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), held 816,272 Shares and warrants to purchase up to 26,042 Shares. Tyndall Capital Partners, L.P. is the general partner of Tyndall, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall. Excludes (i) shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") of the Company (convertible into 73,334 Shares) issuable upon exercise of a warrant (the "Series A Warrant") to purchase such shares of Series A Preferred Stock of the Company and subsequent conversion of such Series A Preferred Stock into Shares and (ii) shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") of the Company (convertible into 676,471 Shares) issuable upon exercise of a warrant (the "Series B Warrant") to purchase such shares of Series B Preferred Stock of the Company and subsequent conversion of such Series B Preferred Stock into Shares.

Each of the Series A Warrant and Series B Warrant provide, in part, that the Company shall not effect any conversion of the Preferred Stock and a holder shall not have the right to convert any portion of the Preferred Stock, to the extent that, after giving effect to the conversion, such holder would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Preferred Stock held by the applicable holder (the Beneficial Ownership Limitation"). A warrant holder, upon notice to the Company, may increase or decrease the Beneficial Ownership applicable to its Preferred Stock provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Preferred Stock held by the holder.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2019

TYNDALL CAPITAL PARTNERS, L.P.

By:	JEFFREY MANAGEMENT, LLC, its general partner

	By:	/s/ Jeffrey S. Halis
Jeffrey S. Halis
Manager

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).